SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated September 4, 2007

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒           Form 40-F  ☐

Enclosures:

1.               Nokia press release dated August 3, 2007: Exercises with stock options of Nokia Corporation

2.               Nokia press release dated August 8, 2007: Nokia and STMicroelectronics plan deeper ties in 3G technology development

3.               Nokia press release dated August 8, 2007: Nokia renews its chipset development strategy

4.               Nokia press release dated August 14, 2007: Nokia announces product advisory for BL-5C battery

5.               Nokia press release dated August 17, 2007: Nokia Requests ITC Investigation into Qualcomm Unfair Trade Practices and Patent Infringement

6.               Nokia press release dated August 23, 2007: Nokia and Microsoft to deliver Windows Live services to millions of mobile customers

7.               Nokia press release dated August 23, 2007: India emerges as the second largest market for Nokia

8.               Nokia press release dated August 24, 2007: Nokia and Matsushita Battery agree on costs related to BL-5C batteries

9.               Nokia Siemens Networks press release dated August 20, 2007: Nokia Siemens Networks wins large scale Carrier Ethernet switch contract in China press release

August 3, 2007

Exercises with stock options of Nokia Corporation

Espoo, Finland - A total of 809 425 shares of Nokia Corporation (“Nokia”) were subscribed for between 3.7.2007 – 30.7.2007 based on Nokia's 2001, 2003 and 2005 employee stock option plans. The total amount of subscription prices, EUR 11 961 273.54, is recorded in the fund for invested non-restricted equity. The new shares carry full shareholder rights as from the registration date August 3, 2007. The shares are admitted to public trading on the Helsinki Exchanges as of the same date together with the old Nokia share class (NOK1V).

After the registration, the total number of shares is 3 932 541 492 including the shares held by the company.

Media Enquiries:

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

1

press release

August 8, 2007

Nokia and STMicroelectronics plan deeper ties in 3G technology development

Espoo, Finland and Geneva, Switzerland - Nokia (NYSE: NOK) and STMicroelectronics (NYSE:STM) today announced their intention to deepen their collaboration on the licensing and supply of integrated circuit designs and modem technologies for 3G and its evolution. The two companies also are negotiating a plan relating to transferring a part of Nokia’s Integrated Circuit (IC) operations to STMicroelectronics.

The multifaceted agreement will enable STMicroelectronics to design and manufacture 3G chipsets based on Nokia’s modem technologies, energy management and RF (radio frequency) technology and deliver complete solutions to Nokia and the open market.

At the same time, Nokia and STMicroelectronics are negotiating Nokia’s IC operations transfer plan and accordingly, in order to reorganize and effect the planned competence transfer Nokia will start the personnel consultation process required by local regulations with its personnel representatives. The transfer is anticipated to concern approximately 200 Nokia employees in Finland and the UK, and it is estimated to take place during the fourth quarter 2007.

Nokia has also awarded ST a design win of an advanced 3G HSPA ((high-speed packet access) chipset supporting high data rates, which would be the first contribution of the acquired IC design operations. This design win represents ST’s first win of a complete 3G chipset.

The collaboration between Nokia and STMicroelectronics is in line with the renewal of Nokia’s chipset strategy. Nokia will continue to develop its leading-edge modem technology, which includes protocol software and related digital design for WCDMA/GSM and its evolution. This modem technology will then be licensed to chipset manufacturers who will develop and produce chipsets for Nokia. These manufacturers will also be able to produce and sell to the open market chipsets based on Nokia’s modem technology.

“Nokia’s strategy will be to collaborate with its semiconductor partners for full chipset solutions,” said Niklas Savander, Executive Vice President, Technology Platforms, Nokia. “We have worked with STMicroelectronics for many years and the company is a perfect partner for this expanded collaboration.”

“We are excited about the possibilities that the intended IC technology transfer will bring us,” said Tommi Uhari, Executive Vice President and General Manager of ST’s Mobile, Multimedia & Communications Group. “The intended IC technology transfer, with the world-class engineering skills and licensing of Nokia’s world-leading 3G modem technologies, will enhance our relationship with Nokia and will improve our competitive position.”

The effectiveness of the licensing agreement remains conditional on the completion of the contemplated transactions.

About Nokia

Nokia is the world leader in mobility, driving the transformation and growth of the converging Internet and communications industries. Nokia makes a wide range of mobile devices and provides people with experiences in music, navigation, video, television, imaging, games and business mobility through these devices. Nokia also provides equipment, solutions and services for communications networks.

About STMicroelectronics

STMicroelectronics is a global leader in developing and delivering semiconductor solutions across the spectrum of microelectronics applications. An unrivalled combination of silicon and system expertise, manufacturing strength, Intellectual Property (IP) portfolio and strategic partners positions the Company at the forefront of System-on-Chip (SoC) technology and its products play a key role in enabling today's convergence markets. The Company's shares are traded on the New York Stock Exchange, on Euronext Paris and on the Milan Stock Exchange. In 2006, the Company's net revenues were $9.85 billion and net earnings were $782 million. Further information on ST can be found at www.st.com.

Media enquiries:

Nokia,

Corporate Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

STMicroelectronics

Maria Grazia Prestini

Senior Director, Corporate Media and Public Relations

Tel: +41 22 929 6945

Fax: +41 22 929 6950

Email: mariagrazia.prestini@st.com

www.nokia.com

1

PRESS RELEASE

August 8, 2007

Nokia renews its chipset development strategy

Espoo, Finland – Nokia today announced that it is introducing a licensing and multisourcing model for its chipset strategy. This will allow Nokia to focus on its core competencies in chipset development, leverage external innovation, and foster competition in the chipset industry. Under this renewed strategy Nokia will discontinue parts of its own chipset development and expand its use of commercially available chipsets.

Nokia will however continue to develop its leading modem technology*, which includes protocol software and related digital design for WCDMA/GSM and its evolution. Nokia will then license this modem technology to its chipset manufacturers, who will use it in the chipsets they develop and produce for Nokia and – if they so decide – in the chipsets they produce for the open market.

This licensing and multisourcing strategy will allow Nokia to broaden its pool of chipset suppliers and leverage external innovation to support its wide range of products. It will also allow Nokia to focus on its core competence in modem technology and invest in R&D areas besides radio technology, such as in software to power internet services.

“This is a pragmatic move in the face of an increasingly complex technology environment,” said Niklas Savander, Executive Vice President, Nokia Technology Platforms. “Companies in this industry need to focus on areas where they can add value and partner with others where it makes sense. We believe that our renewed strategy will allow us to concentrate on developing core chipset technologies, while increasing our R&D efficiencies and improving our agility in a fast-moving marketplace.”

Based on this renewed strategy, Nokia is now working with four chipset suppliers. Texas Instruments continues to be a broad scope supplier across all protocols, Broadcom has been chosen as a supplier in EDGE, Infineon Technologies as a supplier in GSM, and STMicroelectronics as a supplier in 3G.

* A modem converts the digital language of a chip to the analogue language of radio, allowing one device to communicate with another over radio signals.

About Nokia

Nokia is the world leader in mobility, driving the transformation and growth of the converging Internet and communications industries. Nokia makes a wide range of mobile devices and provides people with experiences in music, navigation, video, television, imaging, games and business mobility through these devices. Nokia also provides equipment, solutions and services for communications networks.

Media Enquiries:

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

Note to editors: Nokia will have a live audiocast today at 2pm Helsinki time (+1 CET), which can be followed from the Nokia website at www.nokia.com/press. You may also post your questions while listening to the live audiocast.

1

PRESS RELEASE

August 14, 2007

Nokia announces product advisory for BL-5C battery

Espoo, Finland – Nokia today issued a product advisory for the Nokia-branded BL-5C battery manufactured by Matsushita Battery Industrial Co., Ltd. of Japan between December 2005 and November 2006. This product advisory does not apply to any other Nokia-branded battery.

Nokia has identified that in very rare cases the Nokia-branded BL-5C batteries subject to the product advisory could potentially experience overheating initiated by a short circuit while charging, causing the battery to dislodge. Nokia is working closely with Matsushita and will be cooperating with relevant authorities to investigate this situation.

Nokia has several suppliers for BL-5C batteries who have collectively produced more than 300 million BL-5C batteries. This advisory applies only to the 46 million batteries manufactured by Matsushita between December 2005 and November 2006, from which there have been approximately 100 incidents of overheating reported globally. No serious injuries or property damage have been reported.

Consumers with a BL-5C battery subject to this advisory should note that all of the approximately 100 incidents have occurred while charging the battery. According to Nokia’s knowledge this issue does not affect any other use of the mobile device.

While the occurrences in the BL-5C batteries produced by Matsushita in the time-period specified are very rare, concerned consumers can request a replacement for any BL-5C battery subject to this product advisory.

It is important to note that the BL-5C battery is not used in all Nokia products and that only a portion of the Nokia BL-5C batteries in use are subject to this advisory.

How to identify a BL-5C battery manufactured by Matsushita during the relevant period

In order to determine if a battery is subject to this advisory, it is necessary to remove the battery from the device. A Nokia battery will have “Nokia” and “BL-5C” printed on the front of the battery. On the reverse, the Nokia mark appears at the top and the battery identification number (consisting of 26 characters) is found at the bottom. Consumers should refer to this identification number to determine if their battery is among the batteries manufactured by Matsushita between December 2005 and November 2006. A comparison of that number with those subject to this advisory will determine a consumer’s ability to obtain a replacement free of charge.

Consumers should visit the website www.nokia.com/batteryreplacement or contact their local Nokia call center.

About the BL-5C battery

The BL-5C is one of 14 different battery models used in Nokia products. As with many of its components, Nokia has a multi-supplier strategy for batteries, including the BL-5C. Matsushita is one of several suppliers Nokia has for the BL-5C battery.

A list of Nokia products that include the BL-5C battery is available at www.nokia.com/batteryreplacement.

About Nokia

Nokia is the world leader in mobility, driving the transformation and growth of the converging Internet and communications industries. Nokia makes a wide range of mobile devices and provides people with experiences in music, navigation, video, television, imaging, games and business mobility through these devices. Nokia also provides equipment, solutions and services for communications networks.

Media Enquiries:

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

Images of BL-5C battery are available here

FORWARD-LOOKING STATEMENTS

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product, service and solution deliveries; B) our ability to develop, implement and commercialize new products, services, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations regarding our mobile device volume growth, market share, prices and margins; E) expectations and targets for our results of operations; F) the outcome of pending and threatened litigation; and G) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. These statements are based on management's best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) competitiveness of our product portfolio; 2) our ability to identify key market trends and to respond timely and successfully to the needs of our customers; 3) the extent of the growth of the mobile communications industry, as well as the growth and profitability of the new market segments within that industry which we target; 4) the availability of new products and services by network operators and other market participants; 5) our ability to successfully manage costs; 6) the intensity of competition in the mobile communications industry and our ability to maintain or improve our market position and respond successfully to changes in the competitive landscape; 7) the impact of changes in technology and our ability to develop or otherwise acquire complex technologies as required by the market, with full rights needed to use; 8) timely and successful commercialization of complex technologies as new advanced products, services and solutions; 9) our ability to protect the complex technologies, which we or others develop or that we license, from claims that we have infringed third parties' intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products, services and solution offerings; 10) our ability to protect numerous Nokia patented, standardized, or proprietary technologies from third party infringement or actions to invalidate the intellectual property rights of these technologies; 11) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products, services and solutions; 12) inventory management risks resulting from shifts in market demand; 13) our ability to source quality components and sub-assemblies without interruption and at acceptable prices; 14) Nokia's and Siemens' ability to successfully integrate the operations, personnel and supporting activities of their respective businesses as a result of the merger of Nokia's networks business and Siemens' carrier-related operations for fixed and mobile networks forming Nokia Siemens Networks; 15) whether, as a result of investigations into alleged violations of law by some current or former employees of Siemens, government authorities or others take actions against Siemens and/or its employees that may involve and affect the carrier-related assets and employees transferred by Siemens to Nokia Siemens Networks, or there may be undetected additional violations that may have occurred prior to the transfer, or ongoing violations that may occur after the transfer, of such assets and employees that could result in additional actions by government authorities; 16) the expense, time, attention and resources of Nokia Siemens Networks and our management to detect, investigate and resolve any situations related to alleged violations of law involving the assets and employees of Siemens carrier-related operations transferred to Nokia Siemens Networks; 17) any impairment of Nokia Siemens Networks customer relationships resulting from the ongoing government investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks; 18) developments under large, multi-year contracts or in relation to major customers; 19) general economic conditions globally and, in particular, economic or political turmoil in emerging market countries where we do business; 20) our success in collaboration arrangements relating to development of technologies or new products, services and solutions; 21) the success, financial condition and performance of our collaboration partners, suppliers and customers; 22) any disruption to information technology systems and networks that our operations rely on; 23) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Chinese yuan, the UK pound sterling and the Japanese yen, as well as certain other currencies; 24) the management of our customer financing exposure; 25) allegations of possible health risks from electromagnetic fields generated by base stations and mobile devices and lawsuits related to them, regardless of merit; 26) unfavorable outcome of litigations; 27) our ability to recruit, retain and develop appropriately skilled employees; and 28) the impact of changes in government policies, laws or regulations; as well as the risk factors specified on pages 12-24 of the company's annual report on Form 20-F for the year ended December 31, 2006 under “Item 3.D Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

1

press release

August 17, 2007

Nokia Requests ITC Investigation into Qualcomm Unfair Trade Practices and Patent Infringement

Espoo, Finland - Nokia announced it has filed a complaint with the United States International Trade Commission (ITC) alleging that Qualcomm has engaged in unfair trade practices through infringing 5 Nokia patents in its CDMA and WCDMA/GSM chipsets.  Nokia is requesting that the ITC initiate an investigation and issue an exclusion order to bar importation to the United States of infringing Qualcomm chipsets, and products such as handsets, containing the infringing chipsets.

Qualcomm’s unfair trade practices include importing products, selling products for importation, and/or selling products after importation, and inducing others to import products such as handsets, that infringe Nokia patented technology in certain Qualcomm GSM/WCDMA and CDMA2000 chipsets.

The patents in question relate to technologies that improve the performance and efficiency of wireless communication devices as well as enabling lower manufacturing costs, smaller product size and increased battery life. These technologies are important to Nokia’s success as they allow its products to have competitive advantages over those of competitors.

“There is significant evidence to warrant an ITC investigation into Qualcomm’s business conduct,“ said Rick Simonson, chief financial officer, Nokia.  “We are taking this action to stop Qualcomm’s practice of copying Nokia’s patented technology, without permission, and making these innovations available to its chipset customers.

“We are seeking the same remedies Qualcomm has sought against Nokia in multiple venues around the world.  Nokia will continue to ensure its rights and competitive advantage is protected,“ Simonson added.

Nokia has built one of the strongest and broadest IPR portfolios in the wireless industry over the last 15 years through extensive investments in research and development.  Nokia will continue to vigorously defend itself against the infringement and unauthorized use of its intellectual property.

**A podcast with Rick Simonson, Nokia Chief Financial officer will be available at www.nokia.com/press/ipr

About Nokia

Nokia is the world leader in mobility, driving the transformation and growth of the converging Internet and communications industries. Nokia makes a wide range of mobile devices and provides people with experiences in music, navigation, video, television, imaging, games and business mobility through these devices. Nokia also provides equipment, solutions and services for communications networks.

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product, service and solution deliveries; B) our ability to develop, implement and commercialize new products, services, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations regarding our mobile device volume growth, market share, prices and margins; E) expectations and targets for our results of operations; F) the outcome of pending and threatened litigation; and G) statements preceded by “believe,“ “expect,“ “anticipate,“ “foresee,“ “target,“ “estimate,“ “designed,“ “plans,“ “will“ or similar expressions are forward-looking statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) competitiveness of our product portfolio; 2) our ability to identify key market trends and to respond timely and successfully to the needs of our customers; 3) the extent of the growth of the mobile communications industry, as well as the growth and profitability of the new market segments within that industry which we target; 4) the availability of new products and services by network operators and other market participants; 5) our ability to successfully manage costs; 6) the intensity of competition in the mobile communications industry and our ability to maintain or improve our market position and respond successfully to changes in the competitive landscape; 7) the impact of changes in technology and our ability to develop or otherwise acquire complex technologies as required by the market, with full rights needed to use; 8) timely and successful commercialization of complex technologies as new advanced products, services and solutions; 9) our ability to protect the complex technologies, which we or others develop or that we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products, services and solution offerings; 10) our ability to protect numerous Nokia patented, standardized, or proprietary technologies from third party infringement or actions to invalidate the intellectual property rights of these technologies; 11) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products, services and solutions; 12) inventory management risks resulting from shifts in market demand; 13) our ability to source quality components and sub-assemblies without interruption and at acceptable prices; 14) Nokia’s and Siemens’ ability to successfully integrate the operations, personnel and supporting activities of their respective businesses as a result of the merger of Nokia’s networks business and Siemens’ carrier-related operations for fixed and mobile networks forming Nokia Siemens Networks; 15) whether, as a result of investigations into alleged violations of law by some current or former employees of Siemens, government authorities or others take actions against Siemens and/or its employees that may involve and affect the carrier-related assets and employees transferred by Siemens to Nokia Siemens Networks, or there may be undetected additional violations that may have occurred prior to the transfer, or ongoing violations that may occur after the transfer, of such assets and employees that could result in additional actions by government authorities; 16) the expense, time, attention and resources of Nokia Siemens Networks and our management to detect, investigate and resolve any situations related to alleged violations of law involving the assets and employees of Siemens carrier-related operations transferred to Nokia Siemens Networks; 17) any impairment of Nokia Siemens Networks customer relationships resulting from the ongoing government investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks; 18) developments under large, multi-year contracts or in relation to major customers; 19) general economic conditions globally and, in particular, economic or political turmoil in emerging market countries where we do business; 20) our success in collaboration arrangements relating to development of technologies or new products, services and solutions; 21) the success, financial condition and performance of our collaboration partners, suppliers and customers; 22) any disruption to information technology systems and networks that our operations rely on; 23) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Chinese yuan, the UK pound sterling and the Japanese yen, as well as certain other currencies; 24) the management of our customer financing exposure; 25) allegations of possible health risks from electromagnetic fields generated by base stations and mobile devices and lawsuits related to them, regardless of merit; 26) unfavorable outcome of litigations; 27) our ability to recruit, retain and develop appropriately skilled employees; and 28) the impact of changes in government policies, laws or regulations; as well as the risk factors specified on pages 12-24 of the company’s annual report on Form 20-F for the year ended December 31, 2006 under “Item 3.D Risk Factors.“ Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Media enquiries:

Nokia, Communications

Anne Eckert

Tel. + 44 7917 231 929

Nokia

Communications, USA

Laurie Armstrong

Tel. +1 914 368 0423

Email: communication.corp@nokia.com

Nokia

Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

www.nokia.com

1

PRESS RELEASE

August 23, 2007

Nokia and Microsoft to deliver Windows Live services to millions of mobile customers

Industry leaders join forces to bring Web services to Nokia devices

Espoo, Finland and Redmond, Washington - Nokia, the world’s largest mobile device manufacturer, and Microsoft, a global leader in online communications and communities, have joined together to provide customers with a new suite of Windows Live services specifically designed for Nokia devices. Starting today Nokia customers in eleven countries with compatible S60 devices can download the new suite enabling access to Windows Live Hotmail, Windows Live Messenger, Windows Live Contacts and Windows Live Spaces. Starting next year, customers who purchase compatible Nokia Series 40 handsets will also have access to these popular Windows Live services.

Nokia and Microsoft are empowering the “mobile lifestyle,” by providing mobile customers with easy access to their world of online relationships, information and interests. By enabling access to Windows Live services on both the Nokia S60 and Series 40 platforms using standard web services protocols our mutual customers will have the power to seamlessly move between contacts, mail, messenger, phone calls, text messaging, camera, gallery and browsing all in an integrated way.

“By taking advantage of the extensive and agile distribution network that Nokia has, we have the opportunity to bring the power of Windows Live services to Nokia devices, thus ensuring our customers can take their most important online information with them on the go,” said  Jari Pasanen, vice-president, Strategy and Technology, Nokia Multimedia

Nokia customers who own the Nokia N73, N76, N80 Internet Edition, N93i, and the N95 multimedia computers can get the Windows Live services via the Download! application in the following countries; Denmark, Finland, France, Germany, Netherlands, Norway, Spain, UK, Sweden, Saudi Arabia and the UAE. Customers can visit http://www.nokia.com/windowslive to learn more, and check if their country is on the availability list. Initially the service will be available as a free trial and then customers in select markets wishing to continue using the service may be asked to pay a monthly fee.

“The availability of Windows Live services for Nokia’s devices demonstrates our commitment to delivering great mobile experiences and extending people’s online lives – taking it from the PC to the device,” said Steve Berkowitz, senior vice president of the Online Services Business from Microsoft. “The alliance will enable a much broader group of consumers to experience the benefits Windows Live has to offer, easily connecting them to the information and people that matter most from virtually anywhere.”

Today’s announcement builds on the existing co-operation between Nokia and Microsoft, which integrated Microsoft’s Live Search for Mobile into the Nokia Mobile Search application. Nokia also plans to extend this service onto the Series 40 platform to enhance the search experience across a greater range of devices.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

About MSN and Windows Live

MSN® attracts more than 465 million unique users worldwide per month. With localized versions available globally in 42 markets and 21 languages, MSN is a world leader in delivering compelling programmed content experiences to consumers and online advertising opportunities to businesses worldwide. Windows Live, a new set of personal Internet services and software, is designed to bring together in one place all the relationships, information and interests people care about most, with enhanced safety and security features across their PC, devices and the Web. MSN and Windows Live will be offered alongside each other as complementary services. Some Windows Live services entered an early beta phase on Nov. 1, 2005; these and future beta updates can be found at http://ideas.live.com. Windows Live is available at http://www.live.com. MSN is located on the Web at http://www.msn.com. MSN worldwide sites are located at http://www.msn.com/worldwide.ashx.

About Microsoft

Founded in 1975, Microsoft (Nasdaq “MSFT”) is the worldwide leader in software, services and solutions that help people and businesses realize their full potential.

Media Enquiries:

For Microsoft in the United States:

Rapid Response Team, Waggener Edstrom Worldwide

Tel. +1 (503) 443-7070

Email: rrt@waggeneredstrom.com

For Microsoft in Europe, the Middle East and Africa:

OSG EMEA PR Team, Red Consultancy

Email: redmsnintl@redconsultancy.com

Nokia, Multimedia

Communications

Tel. +358 7180 45667

Nokia

Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

www.nokia.com

1

PRESS RELEASE

August 23, 2007

India emerges as the second largest market for Nokia

New Delhi, India – Nokia, the world leader in mobile communications, today announced that India has become the second largest market for Nokia in terms of sales, going past the United States in the quarter ended June 2007. Over the last three years, India has been gaining significant ground Year on Year moving from No 4 position in 2005 to No 3 position in 2006 and is today poised right behind China.

In another milestone, the company also announced that it has started exporting to 58 countries from its Sriperumbudur, Chennai manufacturing plant. This is a remarkable feat for Nokia’s manufacturing plant in India and demonstrates the operational efficiencies of the factory and conducive business environment provided by the state and central government. Today, the factory has reached production volumes of 60 million handsets (August 2007) and is exporting half of its production to 58 countries across Middle East, Africa, Asia, Australia and New Zealand.

“India is playing an increasingly important role in the global economy buoyed by impressive economic growth, skilled manpower and tremendous business opportunity. As the market leader in devices and infrastructure, Nokia is committed to build the telecom ecosystem in the country and foster the creation of a favorable environment for collaboration and economic development,” said Mr. Olli-Pekka Kallasvuo, President and CEO of Nokia Corporation.

The factory currently employs 4700 people, 70 percent of which are women. The Nokia Telecom Park has received an investment of USD 500 million with seven global component manufacturers likely to generate in excess of 30,000 jobs when fully functional.

“Today, India hosts a comprehensive Nokia R&D, Manufacturing and Design presence. Moreover, we are also the country’s leading provider of wireless infrastructure through Nokia Siemens Network, the newly merged entity. This not only reiterates our commitment and belief in the market but also underscores India’s emergence as a strategic resource hub for Nokia globally,” said Mr. Kallasvuo.

Nokia Siemens Networks has recently announced its plans to invest USD 100 million in India over the next three years as a part of its commitment to develop a strong telecommunications environment in India. This is to better address and drive the growth of Indian mobile industry and to better serve its customers. This investment will include setting up a proposed telecommunication equipment manufacturing facility in Tamil Nadu for wireless network equipment, new offices across various cities, additional development of an existing R&D centre, and expanding the Global Networks Solution Centre.

Nokia Corporation has recently introduced a new organizational structure under which Nokia’s current business group and horizontal group structure in the device business will be replaced by three main units. The new organizational structure will be effective from January 1, 2008. Devices, responsible for creating the best device portfolio for the marketplace; Services & Software, reflecting Nokia’s strategic emphasis on growing its offering of consumer internet services and enterprise solutions and software; and Markets, responsible for management of Nokia’s supply chains, sales channels and marketing activities. The move is driven by Nokia’s strategy to create an organization that would allow it leverage opportunities that convergence and the internet industries present in the future.

About Nokia

Nokia is the world leader in mobility, driving the transformation and growth of the converging Internet and communications industries. Nokia makes a wide range of mobile devices and provides people with experiences in music, navigation, video, television, imaging, games and business mobility through these devices. Nokia also provides equipment, solutions and services for communications networks.

About Nokia Siemens Networks

Nokia Siemens Networks is a leading global enabler of communications services. The company provides a complete, well-balanced product portfolio of mobile and fixed network infrastructure solutions and addresses the growing demand for services with 20,000 service professionals worldwide. Nokia Siemens Networks is one of the largest telecommunications infrastructure companies with operations in 150 countries. The company is headquartered in Espoo, Finland. www.nokiasiemensnetworks.com

Media Enquiries:

Nokia, India

Poonam Kaul

Tel. +91 1245199358

Email: poonam.kaul@nokia.com

Text 100

Shveta Nanda or Sonika Hussain

Tel: +91 9811355277 or +91 9810900112

Email: shvetan@text100.co.in or sonikah@text100.co.in

Nokia

Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

www.nokia.com

1

PRESS RELEASE

August 24, 2007

Nokia and Matsushita Battery agree on costs related to BL-5C batteries

Matsushita Battery to cover the direct costs related to the advisory

Helsinki, Finland and Tokyo, Japan – Nokia and Matsushita Battery Industrial Co., Ltd. of Japan are in agreement that Matsushita will cover the direct costs related to the August 14, 2007 product advisory on Nokia-branded BL-5C batteries.

“Nokia and Matsushita have a long business relationship and the two companies are cooperating closely together in this situation,” said Masatsugu Kondo, President of Matsushita Battery. “Matsushita Battery has agreed to cover the direct costs associated with the product advisory, including, among other things, logistics costs, call center costs, and replacement battery costs.”

“The safety of our customers and the reliability and quality of our products are our top priorities,” said Robert Andersson, head of Nokia Customer and Market Operations. “We are pleased with the good cooperation between Nokia and Matsushita. Together we aim to serve consumers in the best possible manner and minimize the inconvenience this issue could cause them.”

Any Nokia consumer who is currently using a Nokia product containing a BL-5C battery subject to the product advisory can request a replacement battery free of charge. Customers who would like to check if their BL-5C battery is subject to the advisory should visit the website www.nokia.com/batteryreplacement or contact their local Nokia call center.

About Nokia

Nokia is the world leader in mobility, driving the transformation and growth of the converging Internet and communications industries. Nokia makes a wide range of mobile devices and provides people with experiences in music, navigation, video, television, imaging, games and business mobility through these devices. Nokia also provides equipment, solutions and services for communications networks.

Media Enquiries:

Matsushita Battery Industrial Co., Ltd.

Public Relations

Tel. +81 6 6994 4706

Fax: +81 6 6994 4764

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

FORWARD-LOOKING STATEMENTS

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product, service and solution deliveries; B) our ability to develop, implement and commercialize new products, services, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations regarding our mobile device volume growth, market share, prices and margins; E) expectations and targets for our results of operations; F) the outcome of pending and threatened litigation; and G) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) competitiveness of our product portfolio; 2) our ability to identify key market trends and to respond timely and successfully to the needs of our customers; 3) the extent of the growth of the mobile communications industry, as well as the growth and profitability of the new market segments within that industry which we target; 4) the availability of new products and services by network operators and other market participants; 5) our ability to successfully manage costs; 6) the intensity of competition in the mobile communications industry and our ability to maintain or improve our market position and respond successfully to changes in the competitive landscape; 7) the impact of changes in technology and our ability to develop or otherwise acquire complex technologies as required by the market, with full rights needed to use; 8) timely and successful commercialization of complex technologies as new advanced products, services and solutions; 9) our ability to protect the complex technologies, which we or others develop or that we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products, services and solution offerings; 10) our ability to protect numerous Nokia patented, standardized, or proprietary technologies from third party infringement or actions to invalidate the intellectual property rights of these technologies; 11) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products, services and solutions; 12) inventory management risks resulting from shifts in market demand; 13) our ability to source quality components and sub-assemblies without interruption and at acceptable prices; 14) Nokia’s and Siemens’ ability to successfully integrate the operations, personnel and supporting activities of their respective businesses as a result of the merger of Nokia’s networks business and Siemens’ carrier-related operations for fixed and mobile networks forming Nokia Siemens Networks; 15) whether, as a result of investigations into alleged violations of law by some current or former employees of Siemens, government authorities or others take actions against Siemens and/or its employees that may involve and affect the carrier-related assets and employees transferred by Siemens to Nokia Siemens Networks, or there may be undetected additional violations that may have occurred prior to the transfer, or ongoing violations that may occur after the transfer, of such assets and employees that could result in additional actions by government authorities; 16) the expense, time, attention and resources of Nokia Siemens Networks and our management to detect, investigate and resolve any situations related to alleged violations of law involving the assets and employees of Siemens carrier-related operations transferred to Nokia Siemens Networks; 17) any impairment of Nokia Siemens Networks customer relationships resulting from the ongoing government investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks; 18) developments under large, multi-year contracts or in relation to major customers; 19) general economic conditions globally and, in particular, economic or political turmoil in emerging market countries where we do business; 20) our success in collaboration arrangements relating to development of technologies or new products, services and solutions; 21) the success, financial condition and performance of our collaboration partners, suppliers and customers; 22) any disruption to information technology systems and networks that our operations rely on; 23) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Chinese yuan, the UK pound sterling and the Japanese yen, as well as certain other currencies; 24) the management of our customer financing exposure; 25) allegations of possible health risks from electromagnetic fields generated by base stations and mobile devices and lawsuits related to them, regardless of merit; 26) unfavorable outcome of litigations; 27) our ability to recruit, retain and develop appropriately skilled employees; and 28) the impact of changes in government policies, laws or regulations; as well as the risk factors specified on pages 12-24 of the company’s annual report on Form 20-F for the year ended December 31, 2006 under “Item 3.D Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

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Press Release

China, Beijing – 20th August, 2007

Nokia Siemens Networks wins large scale Carrier Ethernet switch contract in China

Nokia Siemens Networks has signed a contract with Yunnan CTC (China), a branch of China Telecom, for the supply and implementation of Carrier Ethernet switches. The SURPASS hiD 6650 Carrier grade Ethernet switches will enable Yunnan CTC to enhance and optimize its existing network in terms of traffic engineering, quality of service, administration, resilience, security and scalability. This will let the carrier offer a multitude of residential and business services – ranging from telephony to video on demand and virtual private networks (VPNs) – over one network.

According to the agreement, Nokia Siemens Networks will carry out a large-scale Carrier Ethernet switch deployment in China’s south-western province of Yunnan. The deployment has started at the end of July and the network is planned to start operations in September.

“With the fast adoption and development of Internet applications in Yunnan we need to optimize the network with advanced ERP technology and bring rich broadband services such as IPTV and VOD to end users,” said Li Hua, Chairman and General Manager of Yunnan CTC. “Nokia Siemens Networks’ Ethernet solution, which has been widely adopted globally, will help us to fulfill this demand.”

Zhang Zhiqiang, Head of Nokia Siemens Networks Greater China Region, said: “We are very proud to be selected by Yunnan CTC as its major Carrier Ethernet solution supplier. With the deployment of Nokia Siemens Networks’ innovative Carrier Ethernet solution in the province of Yunnan, we will be able to help the operator build high capacity and reliable networks. Plus, the switches will pave the way for an evolution towards broadband-based multi-service IP networks and IP convergence.”

The new Carrier Ethernet switches will significantly increase the operational readiness of the network. The platform features Ethernet Ring Protection (ERP), which ensures a recovery time of less than 50 milliseconds. Comprehensive mechanisms ensure Quality of Service and allow demanding applications like IPTV. To ease administration, the switches support a comprehensive VLAN scheme, including Service-VLAN. This technology aggregates applications in order to group users with identical service demands, instead of doing it on a more inefficient per user basis. The support of IEEE 802.1ad Ethernet packets, also known as QinQ, will allow the carrier improve its traffic engineering to ensure that bandwidth is utilized in an ideal way.

About Yunnan CTC

Yunnan Telecommunications Co., Ltd., a subsidiary of China Telecommunications Company Ltd., has branches in 16 prefectures and cities of Yunnan province, all of which use the service logo “China Telecom”. The company operates the fixed telecom network and facilities (including local wireless loop) and fixed telecom network-based voice, data, image and multimedia communications and information services in Yunnan province. The company also provides system integration, technology development, network services and information consulting related to communications and information services. Yunnan Telecommunications Co., Ltd. has over five million fixed line telephone users and one million data Internet users . http://telecom.yninfo.com/

About Nokia Siemens Networks

Nokia Siemens Networks is a leading global enabler of communications services. The company provides a complete, well-balanced product portfolio of mobile and fixed network infrastructure solutions and addresses the growing demand for services with 20,000 service professionals worldwide. Nokia Siemens Networks is one of the largest telecommunications infrastructure companies with operations in 150 countries. The company is headquartered in Espoo, Finland.

www.nokiasiemensnetworks.com

Media Enquiries

Nokia Siemens Networks

Yuhong Chen

Communications, Greater China Region

Phone: +86 10 6476 7810

E-mail: yuhong.chen@nsn.com

Ute Ritter

Communications, Germany/Global

Phone : +49 89 722 -57875

E-Mail : ute.ritter@nsn.com

Nokia Siemens Networks	Reference Number: 2007_08_205 en
Media Relations
PO Box 1
FI-02022 Nokia Siemens Networks

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 4, 2007		Nokia Corporation

	By:	/s/ Kaarina Ståhlberg
		Name:	Kaarina Ståhlberg
		Title:	Assistant General Counsel